Exhibit 99.1

News Release

August 2, 2019

TELUS reports strong operational and financial results for second quarter 2019

Consolidated revenue, EBITDA and net income growth of 4.2, 9.8 and 31 per cent, respectively (including impact of IFRS 16 in 2019)

Robust subscriber growth of 186,000 new customer additions, up 33 per cent and driven by customer service excellence and broadband network leadership

Strong wireless customer additions of 154,000, up 45 per cent, including 82,000 mobile phone additions, up 19 per cent, and 72,000 mobile connected devices additions

Consistent and industry-leading wireline customer additions of 32,000, reflecting 25,000 Internet and 16,000 TELUS TV net additions, and low residential voice losses of 9,000

Industry-leading customer loyalty with mobile phone churn of 1.01 per cent, along with low combined churn across mobile phone, Internet and TV

More than two million premises PureFibre enabled, representing approximately 64 per cent of our high speed broadband footprint and approaching 70 per cent by year-end

Awards from Ookla and Tutela confirm our global network excellence, and build on the numerous major global network awards received consistently over recent years

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the second quarter of 2019. For the quarter, consolidated operating revenue of $3.6 billion increased by 4.2 per cent over the same period a year ago, driven by both wireless and wireline data services revenue growth. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 9.8 per cent to $1.4 billion due to higher wireless network revenue growth and wireless equipment margins, growth in wireline data service margins, higher EBITDA contribution from our customer care and business services (CCBS) and TELUS Health businesses, and the effects of implementing IFRS 16. This growth was partly offset by declines in wireline legacy voice and legacy data services. When excluding restructuring and other costs, Adjusted EBITDA was up 9.0 per cent. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma Adjusted EBITDA growth was approximately 4.5 per cent, representing a margin of 39.0 per cent, up 20 basis points over last year.

For the quarter, net income of $520 million increased by 31 per cent over the same period a year ago due to EBITDA growth and lower income taxes, including a $121 million benefit from the revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate. This growth was partly offset by higher depreciation and amortization due to growth in our asset base, including from investments in our broadband technologies and business acquisitions, as well as increased financing costs, in part driven by higher foreign exchange losses due to the fluctuation in the Canadian dollar relative to the U.S. dollar. Additionally, $46 million of the increase in depreciation and $16 million of the increase in financing costs resulted from the application of IFRS 16 as we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. Basic earnings per share (EPS) of $0.86 rose by 30 per cent over the same period last year. When excluding restructuring and other costs, as well as favourable income tax-related adjustments, Adjusted net income of $416 million was essentially unchanged over the same period a year ago, while adjusted basic EPS was $0.69.

“TELUS reported strong second quarter results, including robust subscriber net additions across our portfolio of growth services. This was anchored by the TELUS teams’ efforts to deliver a superior performance in respect of wireless and wireline customer loyalty,” said Darren Entwistle, President and CEO. “Industry-leading second quarter mobile phone churn of 1.01 per cent, and continued improvements in wireline loyalty, drove a low combined churn rate across mobile phone, Internet and TV of 1.05 per cent.  Moreover, we realised the fewest residential voice losses in 15 years. These achievements contributed to strong customer growth in concert with continued value-creating financial results, supported by our team’s relentless focus on providing the best customer experience on our world-leading broadband networks. Indeed, earlier this week, TELUS was recognised as having the best mobile network in Canada, inclusive of the fastest speed and most expansive coverage, by Ookla. Furthermore, for the second quarter in a row, Tutela ranked TELUS number one for mobile experience in Canada. These accolades complement the additional major network awards TELUS has earned from J.D. Power, PCMag and OpenSignal — each received consecutively for two or more years — and reinforce the consistent superiority of our networks and the value of the ongoing generational investments we are making in broadband technologies.”

Mr. Entwistle added, “In early July, TELUS took a significant step forward in its unwavering commitment to put customers first by becoming the first national carrier to launch three innovative programs in combination, providing more value, simplicity and transparency to Canadians than ever before. Thanks to the passion and skill of our TELUS team, we launched Peace of Mind endless data rate plans, alongside our TELUS Family Discount offering and Easy Payment device financing. In addition to facilitating an enhanced customer experience on the path to 5G, these new mobility service offerings will support sustainable and profitable customer growth, enhanced bundling options and long-term financial performance.  Moreover, the simplification attributes and device payment transparency will enable significant opportunities to further improve our cost structure and support operating margins.”

Mr. Entwistle further commented, “Through the consistent execution of our longstanding strategy, we are continuing to build on our track record of providing investors with the industry’s best multi-year dividend growth program, targeting annual dividend growth between seven and 10 per cent through to 2022 that is underpinned by our expectation of strong cash flow generation and growth from TELUS over this period. Indeed, our proven history of delivering on our industry-leading shareholder-friendly initiatives from the strong cash flow generated by our strategic investments, is underscored by TELUS having now returned $17 billion to shareholders, representing approximately $28 per share since 2004.”

“Importantly, we believe there is a truly synergistic relationship between what we do in business, in terms of driving positive outcomes for our customers and shareholders, and what we do to create healthier and more caring communities for our fellow citizens. This year, we are celebrating our 14th annual TELUS Days of Giving, and in the second quarter, more than 33,000 team members, retirees, family and friends volunteered at events in Canada and around the globe. Our team’s incredible compassion, giving with their hearts and their hands, is helping to make TELUS the most giving company in the world,” Mr. Entwistle concluded.

Doug French, Executive Vice-president and Chief Financial Officer said, “Our strong second quarter results for 2019 build on our solid execution in the first quarter and position our year-to-date financial performance in line with our 2019 consolidated financial targets. Free cash flow before income taxes is higher by 8 per cent for the first six months, driven by EBITDA growth and stable capital expenditures as we continue to make the right strategic investments to drive sustainable and profitable subscriber growth across our diverse and expanding product portfolios.”

“During the quarter, we took advantage of strong credit market conditions, successfully executing two financings used to early redeem our $1 billion Series CH notes due in July 2020. Subsequent to the early redemption and recent bond issues, the average term to maturity of our long-term debt stands at 12.8 years, our average weighted interest rate is down to a record low of 3.98 per cent, and we have no maturities in 2020, all of which further strengthens our balance sheet. As we look to the back half of 2019 and beyond, we will strive to continue balancing the interests of all our stakeholders as we execute on our strategy to further position TELUS for long-term success,” concluded Mr. French.

In wireless, external revenue increased by 2.8 per cent, reflecting network revenue growth of 1.7 per cent and equipment and other service revenue growth of 7.3 per cent. Network revenue growth was driven by a 5.4 per cent increase in our subscriber base, partly offset by lower mobile phone ARPU from declining chargeable data usage, the competitive environment and changes in our customer mix.

In wireline, external revenue increased by 5.9 per cent driven by data services revenue growth of 12 per cent, reflecting higher customer care and business services (CCBS) revenues due to increased business volumes from expanded services for existing customers as well as customer growth, increased Internet and enhanced data service revenues from higher revenue per customer and continued Internet subscriber growth, increased TELUS Health revenues driven by business acquisitions and expanded services for existing customers, revenues from our home and business smart technology (including security) service offerings and increased TELUS TV revenues from subscriber growth.

In the quarter, we added 195,000 new wireless, Internet and TELUS TV customers, up 45,000 or 30 per cent over the same quarter a year ago. The higher net additions included 82,000 mobile phones, 72,000 mobile connected devices, 25,000 Internet subscribers and 16,000 TELUS TV customers. Our total wireless subscriber base of 9.9 million is up 5.4 per cent over the last twelve months, reflecting a 3.2 per cent increase in our mobile phones subscriber base to over 8.5 million and a 21 per cent increase to our mobile connected devices subscriber base to more than 1.3 million. Our Internet connections of 1.9 million are up 7.1 per cent and our TELUS TV subscriber base of 1.1 million is higher by 7.1 per cent.

Consolidated capital expenditures of $770 million declined by 2.7 per cent. At the end of the quarter, approximately 2.04 million premises, or 64 per cent of our high-speed broadband footprint of approximately 3.2 million premises, were covered by TELUS PureFibre. This is an increase of approximately 390,000 PureFibre premises over the last twelve months.

Free cash flow of $324 million decreased by 1.5 per cent over the same period a year ago as EBITDA growth was offset by higher cash income taxes paid and increased interest paid due to an increase in our long-term debt balances outstanding, partly offset by a decrease in the effective interest rate. Free cash flow before income taxes increased by 17 per cent to $446 million.

Consolidated Financial Highlights

C$ millions, except per share amounts	Three months ended June 30(1)		Per cent
(unaudited)	2019	2018	change
Operating revenues	3,597	3,453	4.2
Operating expenses before depreciation and amortization	2,224	2,202	1.0
EBITDA(2)	1,373	1,251	9.8
Adjusted EBITDA(2)(3)	1,402	1,286	9.0
Net income	520	397	31.0
Adjusted net income(4)	416	414	0.5
Net income attributable to common shares	517	390	32.6
Basic EPS	0.86	0.66	30.3
Adjusted basic EPS(4)	0.69	0.70	(1.4)
Capital expenditures(5)	770	791	(2.7)
Free cash flow before income taxes(6)	446	381	17.1
Free cash flow(6)	324	329	(1.5)
Total subscriber connections(7)(8) (thousands)	14,165	13,503	4.9

(1)         Our results for 2019 reflect the application of IFRS 16, Leases. Our results for periods prior to fiscal 2019 have not been retrospectively adjusted.

(2)         EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. We issue guidance on and report EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release.

(3)         Adjusted EBITDA for the second quarters of 2019 and 2018 excludes restructuring and other costs of $29 million and $35 million respectively.

(4)         Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), restructuring and other costs and favourable income tax-related adjustments. For further analysis of adjusted net income and adjusted basic EPS, see ‘Non-GAAP and other financial measures’ in this news release.

(5)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(6)         Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release.

(7)         The sum of active mobile phone subscribers, mobile connected device subscribers, Internet access subscribers, residential voice subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Fourth quarter 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018. In addition, second quarter of 2018 mobile phones were corrected to reflect an adjustment for temporary subscribers in connected devices, instead of mobile phones. All associated second quarter of 2018 operating statistics (average revenue per subscriber per month, or ARPU, average billing per subscriber per month, or ABPU and churn) were also updated. During the first quarter of 2019, we adjusted cumulative Internet subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter.

(8)         Effective for the first quarter of 2019, with retrospective application, we have revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices as separate subscriber bases. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, ABPU and ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators in our second quarter 2019 Management’s discussion and analysis (MD&A).

Second Quarter 2019 Operating Highlights

TELUS wireless

•                  External operating revenue increased by $54 million or 2.8 per cent driven by higher network and equipment revenues.

•                  Network revenue increased by $26 million or 1.7 per cent year-over-year to $1.5 billion. This growth was driven by 5.4 per cent subscriber growth, partly offset by declining mobile phone ARPU as discussed below.

•                  Equipment and other service revenues increased by $31 million or 7.3 per cent mainly due to greater volumes of higher-value smartphones in the sales mix as well as growth in revenue per handset.

•                  Mobile phone ABPU of $73.43 increased slightly by 0.5 per cent as growth from customers selecting plans with larger data buckets or periodically topping up their data buckets, the introduction of our Platinum rate plan and higher-value smartphones in the sales mix was partly offset by declines in chargeable data usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods and changes in our customer mix.

•                  Mobile phone ARPU of $60.30 declined by 1.2 per cent as the declines in chargeable data usage and competitive pressures on base rate plan prices and changes in our customer mix as mentioned above more than offset the increased number of customers selecting plans with larger data buckets.

•                  Mobile phone churn rate of 1.01 per cent increased slightly by 2 basis points over the same period a year ago due to increased competitive intensity, partly offset by our focus on executing customers first initiatives and retention programs, as well as our leading network quality.

•                  Total subscriber net additions of 154,000 increased by 48,000 over the same period a year ago. Mobile phone net additions of 82,000 were higher by 13,000 over last year, driven by higher gross additions from growth in high-value customer additions, including demographic shifts, and growth, in the Canadian population, as well as successful promotions and expanded channels. Mobile connected device net additions of 72,000 increased by 35,000 year-over-year, driven by growth in our Internet of Things (IoT) offerings including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partly offset by less focus on lower-margin subsidized tablet loading.

•                  EBITDA of $919 million increased by $75 million or 8.9 per cent, while Adjusted EBITDA of $924 million increased by $73 million or 8.6 per cent over last year, reflecting higher network revenue growth, savings from cost reduction programs, higher equipment margins which includes our strategic focus away from non-accretive prepaid-to-postpaid migrations and the implementation of IFRS 16. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireless Adjusted EBITDA growth was approximately 5.1 per cent.

TELUS wireline

•                  External operating revenue increased by $90 million or 5.9 per cent to $1.6 billion. This growth was driven by higher data services revenue growth, partly offset by declining legacy voice and legacy data services revenue.

•                  Data services revenues increased by $134 million or 12 per cent, reflecting growth in CCBS revenues, primarily due to growth in business volumes resulting from expanded services for existing customers as well as customer growth, and increased Internet and enhanced data service revenues, reflecting higher revenue per customer, as well as an increase in our Internet subscriber base. Additionally, increased TELUS Health revenues, driven by both business acquisitions and expanded services for existing customers, revenues from our home and business smart technology (including security) lines of business and increased TELUS TV revenues, reflecting subscriber growth, also supported data services revenue growth. This growth was partly offset by the ongoing decline in legacy data service revenues.

•                  Internet net additions of 25,000 were lower by 4,000 as consistent customer demand for our high-speed broadband services, including fibre to the premises, was partly offset by increased competitive intensity.

•                  TELUS TV net additions of 16,000 increased slightly by 1,000 over the same quarter a year ago due to a lower customer churn rate from stronger retention efforts.

•                  Residential voice net losses of 9,000, our fewest quarterly net losses since 2004, improved by 1,000 over the same quarter a year ago. Residential voice subscriber losses continue to reflect the trend of substitution to wireless and Internet-based services, partially offset by bundling opportunities from our expanded fibre footprint and the success of our stronger retention efforts, including lower-priced offerings.

•                  EBITDA of $454 million increased by $47 million or 12 per cent, while Adjusted EBITDA of $478 million increased by $43 million or 9.9 per cent, reflecting an increased contribution from our CCBS business from expanded services for existing customers, higher Internet margins, and higher TELUS Health margins inclusive of business acquisitions, and the implementation of IFRS 16 on certain expenses. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireline Adjusted EBITDA growth was approximately 3.5 per cent.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.5625 per share on the issued and outstanding Common Shares of the Company payable on October 1, 2019 to holders of record at the close of business on September 10, 2019.

TELUS amends pricing of shares under the dividend reinvestment program

Effective October 1, 2019 TELUS will issue shares from treasury at a two per cent discount from the average market price for shares acquired through the reinvestment of dividends. These changes will apply to the dividends payable on October 1, 2019 to shareholders of record on September 10, 2019. Shares acquired with optional cash payments will be issued from treasury at 100 per cent of the average market price.

Shareholders who currently participate in the dividend reinvestment and share purchase plan (DRISP) will automatically have the discount applied to the reinvestment of their dividends on the October 1, 2019 payment date. Registered shareholders of record residing in Canada and the United States wishing to join the plan can enrol online or access the DRISP enrollment form at Computershare’s shareholder services website www.investorcentre.com, by calling 1-800-558-0046 or by visiting TELUS.com/drisp. In order to participate in time for the October 1, 2019 dividend payment date, enrollment forms from registered holders must be received by Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 before the close of business on September 10, 2019.

Non-registered beneficial holders of TELUS shares (i.e. shareholders who hold their shares through a financial institution, broker, nominee or other intermediary) should consult with that intermediary to determine the procedures for participation in the plan.

Under the plan, shareholders who reside in Canada and in the United States may elect to have the dividends paid on their shares reinvested in shares of TELUS. Holders of shares residing outside of Canada or the United States may be eligible to participate in the plan, subject to proof of compliance with any restrictions in the laws of their country. Full details of the plan are available at telus.com/drisp.

This does not constitute an offer to sell or a solicitation to buy such securities in the United States. TELUS has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3, and a related prospectus, each dated February 26, 2013 with respect to the DRISP. A copy of these filings and any additional registration statements or prospectuses that may be filed from time to time in connection with the DRISP may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of $1.3 billion in taxes in the first half of 2019 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $26 billion in these taxes.

•                  Disbursing spectrum renewal fees of approximately $50 million to Innovation, Science and Economic Development Canada in the first half of 2019, as well as paying $931 million for 600 MHz spectrum licenses. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled more than $31 billion.

•                  Investing approximately $1.4 billion in capital expenditures primarily in communities across Canada in the first half of 2019 and approximately $40 billion since 2000.

•                  Spending $3.8 billion in total operating expenses in the first half of 2019, including goods and service purchased of approximately $2.8 billion. Since 2000, we have spent $119 billion and $80 billion respectively in these areas.

•                  Generating a total team member payroll of $1.3 billion in the first half of 2019, including payroll taxes of $93 million. Since 2000, total team member payroll totals $46 billion.

•                  Returning $994 million in dividends year-to-date through three quarterly dividend payments through July 2019 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned $17 billion to shareholders through our dividend and share purchase programs, including $11.8 billion in dividends, representing approximately $28 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2019 conference call is scheduled for Friday, August 2, 2019 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on August 2 until September 15, 2019 at 1-855-201-2300. Please use reference number 1247457# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, capital expenditure targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2019 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2018 annual MD&A, remain the same, except for the following as updated in our first quarter 2019 MD&A:

•                  Our revised estimate for economic growth in Canada in 2019 is 1.5% (previously 2.0% as reported in our 2018 annual MD&A). For our incumbent local exchange carrier provinces in Western Canada, we currently estimate that annual rates of economic growth will be 1.9% in 2019 in B.C. (previously 2.3% as reported in our 2018 annual MD&A) and 1.2% in Alberta (previously 2.1% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the unemployment rate will be 4.5% in 2019 in B.C. (previously 4.9% as reported in our 2018 annual MD&A) and 6.8% in Alberta (previously 6.2% as reported in our 2018 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our second quarter 2019 MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; CRTC consumer protection regulations; amendments to existing federal legislation; changes to the cost burden associated with CRTC-mandated network interconnections; potential threats to unitary federal regulatory authority over telecommunications; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale and transfer of spectrum licences, and the cost and availability of spectrum; the federal government’s announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional license requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS common shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of Internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services while content costs per unit continue to grow, including as a result of content piracy and signal theft and as a result of a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential mobile phone ABPU and mobile phone ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS common shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate, the impact of tariffs on trade between Canada and the U.S., and global implications of a trade conflict between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2019 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted Net income

	Three months ended June 30
C$ and in millions	2019	2018	Change
Net income attributable to Common Shares	517	390	127
Add (deduct):
Restructuring and other costs, after income taxes	22	25	(3)
Favourable income tax-related adjustments	(123)	(1)	(122)
Adjusted Net income	416	414	2

Reconciliation of adjusted basic EPS

	Three months ended June 30
C$, per share amounts	2019	2018	Change
Basic EPS	0.86	0.66	0.20
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.03	0.04	(0.01)
Favourable income tax-related adjustments, per share	(0.20)	—	(0.20)
Adjusted basic EPS	0.69	0.70	(0.01)

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Three months ended June 30
C$ and in millions	2019	2018
Net income	520	397
Financing costs	189	150
Income taxes	31	145
Depreciation	470	411
Amortization of intangible assets	163	148
EBITDA	1,373	1,251
Add restructuring and other costs included in EBITDA	29	35
Adjusted EBITDA	1,402	1,286

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended June 30
C$ and in millions	2019	2018
EBITDA	1,373	1,251
Deduct non-cash gains from the sale of property, plant and equipment	(5)	(8)
Restructuring and other costs, net of disbursements	1	7
Effects of contract asset, acquisition and fulfilment (IFRS 15)	15	4
Effects of lease principal (IFRS 16)	(64)	—
Leases formerly accounted for as finance leases (IFRS 16)	13	—
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	20	35
Net employee defined benefit plans expense	19	24
Employer contributions to employee defined benefit plans	(12)	(14)
Interest paid(1)	(147)	(130)
Interest received	3	3
Capital expenditures (excluding spectrum licences)(2)	(770)	(791)
Free cash flow before income taxes	446	381
Income taxes paid, net of refunds received	(122)	(52)
Free cash flow	324	329

(1)         Includes $16 million interest paid on lease liabilities for the three months ended June 30, 2019.

(2)         Refer to Note 31 of the interim consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.6 billion in annual revenue and 14.2 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and  @Darren_Entwistle on Instagram.

For more information about TELUS, please visit telus.com.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com